ISSUER FREE WRITING PROSPECTUS
Dated January 11, 2018
Filed pursuant to Rule 433

(To Prospectus dated November 10, 2016)
Registration Statement No. 333-214579

GLOBAL NET LEASE, INC.
FREE WRITING PROSPECTUS

Global Net Lease, Inc. (the “Company”) filed a registration statement on Form S-3 (including a prospectus dated November 10, 2016) with the Securities and Exchange Commission (the “SEC”) on November 14, 2016, and the registration statement automatically became effective upon filing. Pursuant to this registration statement, the Company or one or more selling security holders to be identified in a supplement to the prospectus included therein, may sell, at any time and from time to time, in one or more offerings, any of the securities described in the prospectus. This communication relates to any offering that may be made pursuant to this registration statement.

The article attached as Annex A was originally published online on January 5, 2018 by Commercial Real Estate Direct on its website, http://www.crenews.com. The article was not prepared or reviewed by the Company prior to publication. As described below under “Clarifications,” the Company has elected to clarify certain statements contained in the article.

Before you invest in any offering that may be made pursuant to this registration statement, you should read the prospectus included therein and the other documents that the Company files with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the Company will arrange to send you the prospectus and any supplements thereto if you request them by calling toll-free 1-866-902-0063 or calling 1-917- 475-2153.

Clarifications

For purposes of clarification, the Company notes the following:

•	The article states that “[the Company is] looking to make up to $500 million of investments this year” and that, with “an acquisition target of $400 million to $500 million and a typical leverage ratio of 50 percent, [the Company] would have to raise up to $250 million of equity.” The Company notes that it will decide how to fund an acquisition at the time of the acquisition. The Company is not obligated to fund acquisitions with any particular mix of equity or debt. The Company notes that acquiring $500 million of properties during the year ending December 31, 2018 represents its goal and is a forward-looking statement which, like any forward-looking statement, is subject to the attendant risks and uncertainties including whether the Company’s advisor will be able to identify a sufficient number of properties satisfying the Company’s investment objectives on acceptable terms and prices and whether the Company can fund the acquisitions, also on acceptable terms and pricing, and as set forth under the caption “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and in any prospectus supplement with respect to any offering of the Company’s securities.

•	The article states that acquiring “$500 million of investments this year … would increase [the Company’s…] portfolio's size by nearly 17 percent.” The Company notes that if it were to acquire properties with an aggregate price of $500 million during the year ending December 31, 2018, the percentage increase from adding $500 million to the Company’s total real estate investments, net as of September 30, 2017 of $2,782.9 million and additional properties acquired subsequent to September 30, 2017 as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2017 (the “Q3 Form 10-Q”) would be approximately 18%.

•	The article states that “last year [the Company] was able to extend the weighted-average term of its indebtedness to 3.9 years from 1.4 years.” The Company extended the weighted-average debt maturity from 1.3 years as of June 30, 2017 to 3.9 years as of October 27, 2017 following the closing of a $187 million loan agreement with Column Financial, Inc. and Citi Real Estate Funding Inc. (the “CMBS Loan”).

•	The article states that “a 10-year mortgage with a balance of $187 million from Credit Suisse against 12 of [the Company’s] properties.” The mortgage referenced here is the CMBS Loan, and the lenders thereunder were Column Financial, Inc. and Citi Real Estate Funding Inc., not Credit Suisse.

•	The article states that “[l]ast year through September … [the Company] had sold 35 properties, mostly retail, for a total of $126.3 million, which resulted in a capitalization rate of 6.9 percent.” The Company notes that the sale of these 35 properties occurred during the period from July 1, 2016 through September 30, 2017.

•	The article states that the Company’s portfolio “is valued at some $3.1 billion.” The Company notes that it does not estimate property value. Rather, as of September 30, 2017, $3.1 billion represents the Company’s total real estate investments, presented at cost in accordance with accounting rules on the Company’s balance sheet included in the Q3 Form 10-Q.

•	The article states that the Company has $75 million of cash or cash equivalents as of September 30, 2017. The Company notes that, as disclosed in the Q3 Form 10-Q, it had cash or cash equivalents as of September 30, 2017 of $71 million.

Forward-Looking Statements

The statements in this free-writing prospectus (including without limitation Annex A hereto) include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “strives,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements, including as a result of those factors set forth in the Risk Factors section of the Company’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, unless required by law.

Annex A

Global Net Lease Aims for Up to $500Mln of Investments in 2018

Friday, 05 January 2018

Commercial Real Estate Direct Staff Report

Global Net Lease Inc., which last year completed an effort to strengthen its balance sheet, has now shifted to growth mode. It's looking to make up to $500 million of investments this year, which would increase its portfolio's size by nearly 17 percent.

The New York company, a former non-traded REIT that listed its shares in 2015, last year was able to extend the weighted-average term of its indebtedness to 3.9 years from 1.4 years. It did that in part by taking out a 10-year mortgage with a balance of $187 million from Credit Suisse against 12 of its properties. The loan pays a coupon of 4.37 percent.

The previous year, the company had been fine-tuning its portfolio, pruning it of properties that didn't quite fit its profile. Last year through September, for instance, it had sold 35 properties, mostly retail, for a total of $126.3 million, which resulted in a capitalization rate of 6.9 percent.

It owns 313 properties with 22.3 million square feet in seven countries that are 99.4 percent net leased to 95 tenants operating in 40 industries. A total of 76 percent of its rental income is derived from tenants that have investment-grade ratings. A total of 94 percent of its leases have built-in rent escalation clauses that result in annual rent increases of 1-2 percent.

The company carries roughly $1.5 billion of debt against its portfolio, which is valued at some $3.1 billion. Its aim is to eventually extend the average maturity of its debt to five years. It'll be able to move significantly toward that goal this year, when a number of mortgages against properties it owns in Europe must be refinanced.

Meanwhile, the company also raised preferred equity, proving that it could readily tap nearly all parts of the capital markets. Its ultimate goal is to be able to source unsecured debt. To that end, "we're working towards an investment-grade rating," explained Jim Nelson, who was named the company's president and chief executive only last August. Accessing the unsecured notes market is "part of the process" of fine-tuning the company's balance sheet," Nelson explained. "We like relatively cheap 10-year money."

Nelson previously was chief executive of Orbitex Management, a $17 billion financial-services company and before that was head of Eaglescliff Corp., a wealth management firm. He also was director of Icahn Enterprises, where he oversaw the acquisition and sale of some $1 billion of real estate.

With its balance sheet in order, the company is looking to expand. "We're optimistic about this year," Nelson said. "We're doing everything in our plan to grow the company."

Its current portfolio has a 59 percent concentration, by rents, of office properties, 31 percent concentration of industrial properties and 10 percent in the retail sector. It would like to increase its exposure to the industrial sector, while reducing its exposure in the other two sectors. Its exposure to retail properties is down from 15 percent in 2016.

Meanwhile, it would like to increase its exposure to properties in the United States, which currently accounts for 48 percent of its holdings. It would like to eventually increase that to 60 percent.

With an acquisition target of $400 million to $500 million and a typical leverage ratio of 50 percent, Global Net Lease would have to raise up to $250 million of equity. As of the end of September, it carried roughly $75 million of cash or cash equivalents on its balance sheet. It could raise the remainder through the sale of additional preferred shares or by selling common shares. And it has the ability to quickly sell common shares at opportune times through "at-the-market" offerings.

The company would target properties that are leased to single tenants, particularly those with investment-grade ratings, and that generally could be had for $7 million to $20 million. It pursues properties that are in secondary markets, but that have healthy demographics. It's been able to buy properties for prices resulting in cap rates in the mid-7 percent range, and expects to continue to do so. For instance, last September, it bought 350 International Drive, a 48,300-square-foot industrial property net leased to Bridgestone in Budd Lake, N.J., for $6.8 million, resulting in a cap rate of 7.4 percent. It bought four other properties after that for $18 million, resulting in a blended cap rate of 7.66 percent.

While Nelson concedes that "property prices are up, so it's tough to find good properties," he pointed to the company's external manager, AR Global, as an advantage. It's made some $40 billion of acquisitions on behalf of a number of non-traded REITs it sponsored, so it's a well-known entity among brokers and property owners across the country. "They have a tremendous pipeline that we simply couldn't duplicate," Nelson said.